

November 29, 2022

Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778

> **Re: Gemini Therapeutics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 23, 2022**
> **File No. 333-267276**

Dear Georges Gemayel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

Risk Factors
Risks Related to the Merger, page 23

1. We reissue comment 2 in part. Revise the risk factor to specifically address the fact that the projections do not consider the risk that none of the Disc product candidates receive FDA approval. We note this disclosure in the revisions on page 150 in response to our prior comments.

Summary of Financial Analysis, page 157

2. We note your response to comment 4 and your revised disclosure on page 157. Please also explain here what factors led SVB Securities to use a discount rate ranging from 10% to

Georges Gemayel, Ph.D.
Gemini Therapeutics, Inc.
November 29, 2022
Page 2

        12%. In the alternative, if the range was provided by Gemini management, please disclose that information and any associated parameters provided by Gemini.

        You may contact Tara Harkins at 202-551-3639 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Abby Adams at 202-551-6902 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Mark Nylen, Esq.